Western Wind Energy Corp.
Management Discussion and Analysis
For the Nine Months Ended October 31, 2005

Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the nine months ended October 31, 2005. This MD&A is prepared as of December 20, 2005. All dollar figures stated herein are expressed in Canadian dollars.

This report including the MD&A may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider the other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company is a developer of wind energy projects and has acquired land rights and other information in New Brunswick, Canada and in California and Arizona in the United States. The Company is headquartered in Coquitlam, Canada and is listed on the TSX Venture Exchange under the symbol “WND”.

The Company has assembled a Management Team that is experienced in various aspects of the wind energy business including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting, construction, environmental, operations, financing, sales and marketing.

The Company operates through three (3) wholly owned subsidiaries that are responsible for the energy projects: Aero Energy LLC (“Aero”) for California operations, Verde Resources Corporation (“Verde”) for Arizona operations, and Eastern Wind Power Inc. (“EWP”) for New Brunswick and Eastern Canada operations.

Operations

California

Aero owns 1,082 acres of land in the world-famous Tehachapi Pass Wind Park, the largest aggregated wind park in the world with over 4,600 wind turbines generating over 705 megawatts of name-plate capacity producing over 1.4 billion kilowatt hours of energy per year. The Company’s properties are mostly zoned for wind energy development and Tehachapi enjoys the most straightforward permitting processes in the US wind energy industry.

The Company is continuing to purchase property in Tehachapi since California has some of the highest electricity rates in the United States and it is mandated to supply 20% of its total retail electrical sales from renewable resources by 2017. State regulatory agencies are requiring that this date be moved forward to 2010. This mandate requires 8,000 MW of new wind generation of which 4,000 new MWs is planned to come from the Tehachapi Pass.

The Company’s property is completely surrounded by over 4,600 wind turbines owned by some of the largest wind power generators in the United States — FPL Energy LLC, EnXco and Eurus Energy LLC.
        .
At Tehachapi, the mean-average annual wind speeds and frequency distributions are highly documented producing net operating capacity factors of over 40% with modern wind turbine equipment.

The Company, on March 8, 2005, was awarded a power purchase agreement with Southern California Edison to supply 120 MW’s of electricity before December 31, 2008. The projected revenue from this contract is US$560 million over 20 years. The Company has obtained a comfort letter from a privately owned transmission company and is currently negotiating the business terms of a transmission agreement.

The Company is performing micro-siting that is assisting management to site the turbines and to select the turbine manufacturer. It has erected four anemometers on its property in Tehachapi at a cost of approximately $78,000. It is also in discussions with senior debt lenders and investors to obtain project financing to construct the wind energy facility.

The Company is purchasing a 200 acre wind farm in Tehachapi (“Windridge Wind Farm”) for USD$825,000. The purchase price is payable by a convertible secured note of USD$275,000 and USD$550,000 on closing. The purchase includes real estate with the potential to develop 18 MW of electricity. The Windridge Wind Farm has 43 Windmatics on the property and a contract with Southern California Edison for 4.5 MW’s expiring in 2014. The net cash flow generated by the existing wind farm is approximately USD$100,000 per year. The Company raised USD$550,000 which will be secured by way of a second charge on the property with interest at 18%. The Company plans on repowering the wind farm so that it will generate 9MW in the short term and a further 9 MW when transmission capacity is available.

The Company is reviewing several other acquisitions of existing wind farms that are suitable for redevelopment with modern wind turbines and of transmission capacity.

The Company continues to work with its current shareholders and warrant-holders to raise additional funds to acquire new property in Tehachapi and to finance development costs. In addition, the Company is preparing to raise funds to redevelop the Windridge Wind Farm, continue the development of the 120 MW project and acquire more real estate.

Arizona

The Company operates in Arizona through Verde Resources Corporation. Verde is the first and only company to have executed a wind power purchase agreement with a regulated Arizona utility and is the only owner of property dedicated to wind energy in the State of Arizona.

The Company owns, by way of clear title, 800 acres of fee simple land and has under lease, over 1,300 acres of fee simple land. The Company, also, has by way of Federal lease application, over 36,000 acres and over 5,000 acres of State land applications, so that the Company controls almost 43,100 acres of land.

The Company is evaluating the meteorological conditions existing on its properties in Arizona and has completed transmission system impact studies and will be performing environmental studies on Federal leased properties.

Two of the Company’s properties in Arizona have long-term wind data suitable for commercial production and the Company has entered into a commercial wind energy power purchase agreement with Arizona Public Service (“APS”). The agreement with APS provides for APS to purchase 32,193,000 kwh’s of electricity per year at a fixed rate adjusted annually for inflation and any excess electricity production to be purchased at a rate based on the Dow Jones Firm Palo Verde On-Off Peak Index. Additionally, “green” credits may be sold to APS at a mutually agreed upon price and the Company will retain all production tax credits (“PTC”) associated with the sale of energy under this transaction pursuant to section 45 of the US Internal Revenue Code.

The fixed power purchase price and PTC will generate gross cash flow to Verde of US $2.35 million annually. This amount does not include the annual inflation adjustments stipulated in the PPA or the additional energy sales over 32,193,000 kWh per year. The cost to construct the facility is currently estimated at USD$22 million.

The Company has been notified by Arizona Public Service and Tucson Electric Power that it is on the “short-list” for a 100 MW’s of proposed renewable energy facilities. The Company expects more renewable energy projects in Arizona, since Arizona has increased its renewable resource standard from 1% to 10%.

New Brunswick

The Company operates in New Brunswick through Eastern Wind Power Inc.

The Company has executed a Power Purchase Agreement with New Brunswick Power allowing the Company to sell 20 MW of wind energy electrical generation to New Brunswick Power, for a period of twenty (20) years. The terms of the agreement are confidential but revenues from the contract are projected to amount to approximately CDN$87 million over twenty (20) years, based on the Resource Assessment supporting the Company’s winning bid.

The proposed wind farm, to be developed, owned and operated by Eastern Wind, will have 10 turbines, each hub 78 metres high with three blades 41 meters long.

The Company has been awarded a determination to proceed by the New Brunswick Department of the Environment pursuant to the Province’s Environmental Impact Assessment. The Federal Government has also issued a Determination to Proceed.

NB Power Distribution and Customer Service will purchase the output and environmental attributes from the project through a 20-year power purchase agreement. The project would produce zero emission energy that will displace a similar quantity of fossil-fired generation. The wind farm is expected to be generating electricity by the first quarter of 2006.

The Company has received a financing proposal from The Manufacturer’s Life Insurance Company to provide $29.7 million in debt financing to construct the project. The proposal is subject to normal due diligence. The amount of equity that is required to complete the project is dependent on the Euro exchange rate. Since the inception of the project the value of the Euro has declined substantially from 1.66 to 1.41. However, the price of turbines in that same period increased by approximately 40%. The Company estimates that it will require $8 million in equity for construction and debt service reserves.

This is the first phase of NB Power’s long-term objective to acquire 400 MW from renewable energy projects by 2010. This approach to energy development, involving the private sector and giving priority to renewable resources, aligns with the new Electricity Act and the Provincial Government’s energy policy orientation.

Development

The Company acquires and develops sites based on eight (8) important criteria:

•	available physical transmission

•	legal access to transmission (interconnection and wheeling)

•	commercial wind resource (the average net capacity factor of a new wind park in North America is between 25%-40%)

•	zoning policy to allow wind park development

•	no cultural or environmental impediments

•	jurisdictional regulatory support of renewables

•	local political support of development

•	adequate incentives at the regional or federal level

Capacity factors of wind turbines are very important in assessing project economics. They are derived from the frequency distribution of a given average annual mean wind speed. The frequency distribution will vary according to specific meteorological conditions that are site specific. A specific wind speed at one location does not generate the same energy at another site. Temperature and density play an important role in determining capacity factors, as does turbine array, layout and turbulence. All of these factors and others are used by a consulting meteorologist who uses the power curve of an appropriate wind turbine manufacturer to generate a resource assessment report which determines the amount of electricity that will be generated at the specified location. The Company has engaged one of the more experienced consulting meteorologists in the United States. He has sited since 1977 over 7,000 turbines (over 3,000 MW) throughout the world.

Pricing

Revenue sources for wind parks in the US come from three (3) sources: energy prices, green credits and the Federal Production Tax Credit (“PTC”). The only fixed rate source is the PTC. It is currently at 1.9 cents per Kw/h and is adjusted for inflation. Prices for wind energy vary significantly throughout the country based on the demand and supply of electricity and the availability of other energy resources. Each resource site is just as unique in energy potential as is a specific region for energy prices and fuel variety for electrical production. Hawaii, California and the Northeastern US pay the highest energy rates for electrical consumption. The green credit market is an evolving market that is expected to contribute cash to Western Wind.

Project Financing

The Company will raise capital through established institutional sources that are familiar with the operation of a wind energy projects and the potential operating and construction risks. The amount of debt that is available from institutional sources is dependent upon the projected cash flow of the project, the existence of contract with public utilities or other credit worthy companies, the wind resource assessment report and prevailing interest rates at the date funds are expected to be drawn down.

The Company may also be the general partner of a limited tax partnership to secure equity financing. Details of any tax partnership will be provided as available.

The Company may seek corporate or project financing or structure projects so that tax benefits and PTC’s can be used to raise capital. Details of specific project financings will be disclosed. It is premature to discuss dilution as the project may have a 100% debt component when financing terms and conditions have been established.

Project and Contractual Obligations

Each operating subsidiary is affected by local regulatory legislation concerning environmental, zoning and permitting regulations. The Company is currently in compliance with all applicable laws.

The Company’s contract with APS in Arizona requires the facility to be commissioned by March 31, 2006 with an extension to March 31, 2007. The Company is presently applying for interconnection with the local transmission provider and discussing additional power sales to the transmission provider. There are no financial penalties in the agreement if the Company does not complete by the deadline.

Each subsidiary and its project areas have various forms of land tenure, some of which require performance obligations listed below:

California

The Company’s contract with Southern California Edison requires the facility to be commissioned by December 31, 2007 with an extension to December 31, 2008. There are provisions for the Company to cancel the agreement without penalty. The Company has posted a USD$500,000 letter of credit as a performance bond, subject to the cancellation provisions.

Tehachapi-all land is held fee simple and clear title and therefore, no obligations exist other than land taxes of less than US $20,000 per year.

Arizona

Eastern Arizona Wind Energy Center

The Company owns 360 acres of fee simple and clear title land and no obligations exist other than land taxes of approximately US $1,500 per year.

The Company has an Arizona State Lands Department application for over 5,000 acres. There are currently no obligations regarding this application other than a royalty on production to be negotiated between Verde Resources Ltd. and the Arizona State Lands Department.

Kingman

The Company has fee simple title to 440 acres of land and there is a balance payable of CDN$58,558 remaining on a 10-year promissory note. Interest and principal is US $1,000 per month and is paid in quarterly installments.

There is a 30-year lease on 8,300 acres of private land with an advanced annual royalty payment commencing on March 2005 of US $580,000 per year. The Company has sent a Notice of Termination, which takes effect, March 15, 2005.

There are 36,000 acres of Federal Land Lease applications submitted to the Bureau of Land Management, US Department of the Interior, surrounding the 8,300-acre lease. There are no obligations until the commencement of commercial production in which there is a 3% production royalty payable to the United States government. The application has been accepted. The application fee to the Bureau of Land Management is US $1.00 per acre, per year.

Southeastern Arizona

The Company has a lease for fifty (50) years with an advance royalty payment of US $225,000 already paid. The advanced payment is deductible against future royalty payments.

New Brunswick

The Company has a land lease for thirty (30) years with no advance royalty payment but an obligation to commence construction by October 31, 2006. There are no penalties if the deadline lapses.

The Company has provided a $200,000 Letter of Credit to New Brunswick Power, as a security deposit for performance to complete the project by October 31, 2006.

The Letter of Credit may be cancelled if the Company fails to obtain, among other things, adequate financing within six (6) months of the date of execution of the Power Purchase Agreement which date is set at March 24, 2005, being six months from the execution date.

Selected Information for the Nine Months Ended October 31, 2005

	October 31,	October 31,	October 31,
	2005	2004	2003
Total Revenues	$Nil	$Nil	$Nil
Income/Loss Before Discontinued Operations	($3,277,191)	($2,201,075)	($953,181)
Net Income	($3,277,191)	($2,201,075)	($953,181)
Loss per Share- Basis & Diluted	($0.20)	($0.16)	($0.09)
Total Assets	$6,226,332	$3,632,776	$3,300,913
Long Term Financial Liabilities	Nil	Nil	Nil

Results of Operations

Discussion of Operation and Financial Condition

Comparative Consolidated Statement of Operations

General & Administrative (Except Project Development)

Consulting

The operations of the Company are carried out by consultants. The principal consultants are Paul Woodhouse and Darlene Gillis who manage Eastern Wind, Cash Long and Jeff Patterson who manage Aero, and Michael Boyd and Steve Mendoza who manage Verde. These consultants also contribute to operating, engineering and development issues that may arise in other subsidiaries. Previously, their compensation was recorded in project feasibility costs. In addition, the Company engages financial consultants for advice on financing, acquisitions and operating issues.

Consulting expenses were $206,307 for the three months ended October 31, 2005 and $164,669 for the nine months ended October 31, 2004 and $613,676 or the nine months ended October 31, 2005 and $422,401 for the previous quarter. The increase reflects the development being carried out in New Brunswick, California and Arizona.

Bonuses

The Company declared bonuses to Jeff Ciachurski, Michael Boyd, Darlene Gillis and Paul Woodhouse totaling $1,350,000 payable in stock at a price of $1.64 per share. Any shares issued to Jeff Ciachurski or Michael Boyd are to be escrowed and released over a three year period.

Stock-Based Compensation

During the quarter ended October 31, 2005, 250,000 stock options were granted or issued. Using the fair value method, a total of $141,500 of stock-based compensation expense was recorded for the year for the options granted during the period.

Professional Fees

Professional fees for the quarter under review were $21,545 compared to $53,878 for the previous quarter. The Company commenced to capitalize its professional fees related to the development of electricity generating projects during the last quarter of the 2005 fiscal year.

Professional fees for the nine months ended October 31, 2005 totaled $158,147.

Travel

Travel expenses for the quarter under review were $19,032 compared to $55,198 for the third quarter 2005.

Promotion

Promotion expenses for the quarter under review were $49,772 compared to $35,708 for the third quarter 2005.

Communications

Communication costs declined for the 3rd Quarter 2006 and certain expenses were allocated to other accounts. The Company has placed advertisements in a number of business and environmental magazines to increase its awareness in the United States and Canada.

Office and Miscellaneous

Office expenses for the quarter were $11,586 compared to $4,885 for the 3rd Quarter 2005. The Company attended California Wind Energy Association events during this quarter.

Telephone

Telephone expenses for the quarter under review were $7,015 compared to $6,039 for the 3rd Quarter 2005.

Management Fees

The Company paid management fees to Jeffrey Ciachurski, the president of Western Wind. The fees paid for the quarter ended October 31, 2005 amounted to $59,501 and were $113,000 for the nine months ended October 31, 2005.

Interest

The Company paid interest on the USD$500,000 letter of credit to a related party at the rate of 12% per year and on the USD$550,000 loan at 18% to secure the purchase of real estate in California. In addition, the Company accrued interest payable to Clean Power Income Fund on its $400,000 loan at the rate of 5% per year.

Land

During the quarter, the Company purchased 60 acres of land for $245,000. The property is adjacent to its existing land holdings in Tehachapi. The Company plans to use the land when it develops the 120 MW wind farm in Tehachapi.

Project Development Costs

The Company capitalizes costs directly related to the development of its power projects in New Brunswick, California and Arizona. Project development costs consist of all direct costs (except land acquisition or leases) related to the advancement towards the Company’s objective of building, owning and operating utility scale wind parks.

The primary costs incurred in the quarter ended October 31, 2005 were wind assessments prepared by Windots, Inc., legal fees related to the purchase of the Windridge property, the negotiation of wind turbines supply agreement with Gamesa and transmission issues in Tehachapi.

Summary of Quarterly Results

		Loss before		Per Share
		Discontinued	Net Income	Basic and Diluted
	Sales	Operations	(loss)
2006 October		(1,956,085)	(1,956,085)	(0.12)
July	—	(828,438)	(828,438)	(0.05)
April	—	(492,667)	(492,667)	(0.02)
2005 January	—	(603,527)	(603,527)	(0.04)
October	—	(801,347)	(801,347)	(0.06)
July	—	(732,361)	(732,361)	(0.05)
April	—	(666,670)	(666,670)	(0.05)
2004				(0.05)
January	—	(651,191)	(651,191)	(0.06)
October	—	(319,858)	(319,858)	(0.03)
July	—	(398,895)	(398,895)	(0.03)
April	—	(233,565)	(233,565)	(0.02)

Liquidity and Capital Resources

As of the date of this Report, the Company had a net working capital deficiency of $303,367 as a result of the loan payable of US$550,000 (CDN$649,000), and advances from the Clean Power Income Fund of $400,000. The Company’s cash position as of the date of this report is $1,004,968 as a result of the completion of the $1,000,000 private placement.

The Company’s properties in Tehachapi are surrounded by properties leased to major wind energy companies. These companies make royalty payments that on an equivalent acreage basis that would generate the Company about US$2 million per year. The surrounding projects were purchased by FPL Energy LLC, a subsidiary of Florida Power and Light. The purchases were made from the Enron bankruptcy and as such, the Company, as one of the bidders, has in its possession, the financial information with respect to the operations that surround the Company’s property. Included in the financial information are the revenue statements and land royalties currently being paid to third party land owners over twenty (20) year periods.

The Company owns 1,082 acres of land in Tehachapi that is suitable for wind farms. The recent purchase of the 200 acre Windridge Wind Farm for USD$875,000 or USD$4,350 per acre suggests a value of approximately USD$5.3million for the 1,082 acres.

Transactions with Related Parties

During the period, the following expenses were accrued/paid to directors and parties related to directors of the Company:

	Oct. 31, 2005	Oct. 31, 2004
Management fees	$59,501	$87,100
Consulting fees	195,000	140,971
Bonuses	1,175,000	—
Automotive	19,944	19,944
Rent	6,000	6,000
Secretarial and administrative	13,500	22,500

	$1,468,945	$277,515

Announcements for the Quarter Under Review –

September 6, 2005

The Company secured the purchase of the 200 acre Windridge wind farm by providing US$550,000 into trust with the title insurance company. The total purchase price of the wind farm is US$825,000 and is payable by cash of US$550,000 on closing and a first mortgage of US$275,000 which is convertible into common shares at the option of the holder at a deemed price of $1.64 per share.

The purchase includes the 200 acres of land, a 4.5 MW power purchase agreement with Southern California Edison and 43 Windmatic wind turbines. In 2007, the power purchase agreement reverts to a short-run avoided cost contract which prices the electricity on the price of natural gas and other fuels used to supply the California energy market.

The Company has announced the appointment of James Henning as Chief Financial Officer. He is a Chartered Accountant, Chartered Business Valuator and Chartered Financial Analyst. He was granted 250,000 options to purchase shares at a price of $1.33 over a five year period.

October 5, 2005

The Company entered into a loan agreement with a shareholder to provide US$550,000 in loan financing to secure the purchase of the 200 acre Windridge wind farm in Tehachapi. The loan agreement provides for interest at 18% and will be secured by a second charge on the property. In addition, the Company will issue 82,500 shares at a deemed price of $1.60 per share.

October 18, 2005

The Company announced that it had invited Pacific Hydro Limited to participate in a private placement. The first tranche was a non-brokered private placement of 666,667 units at a price of $1.50 per unit with a two year warrant exercisable at $1.60 per share. After satisfactory completion of due diligence, Pacific Hydro will subscribe for a further 4,333,333 units at the same price for additional proceeds of $6.5 million.

Subsequent Events

November 1, 2005

The Company announced that it had closed the first trance of the non-brokered private placement announced on October 19, 2005. The Company issued 666,667 units consisting of a one share and a share purchase warrant exercisable at $1.60 per share until October 7, 2007. The hold periods on the units and underlying securities expire on February 25, 2006.

November 24, 2005

The Company announced that a major wind turbine manufacturer had agreed to supply turbines for the 20 MW Grand Manan wind power project. The final agreement is to be completed by January 31, 2006. The value of the purchase is expected to be in excess of $20 million.

November 29, 2005

The Company announced the completion of private placement of 441,133 units at $1.50 per unit. Each unit is comprised of a common share and a two year share purchase warrant exercisable at $1.80 per share.

December 8, 2005

The Company announced the closing of the private placement announced on November 29, 2005.

December 14, 2005

The Company entered into an agreement with a civic government in California to joint venture the purchase and development of wind generated electricity projects in California. The agreement provides for the development of 60 MW and for the civic utility to provide 40% of the funding of the project. The balance of the project will be financed by senior debt.

December 15, 2005

The Company announced that it had entered into an agreement with Mitsubishi Power Systems Inc. to purchase 15 – 1 MW MWIA wind turbines for a price in excess of US$15 million. These turbines will be used for the 15 MW project in Arizona for Arizona Public Service.

December 19, 2005

The Company announced that Pacific Hydro Limited had purchased an additional 1,000,000 units at $1.50 per unit. Each unit is comprised of one share and a two year share purchase warrant exercisable at $1.60 per share. The funds will be used to make an $825,000 non-refundable deposit for turbines being purchased from Mitsubishi Power Systems Inc. and US$105,000 for a deposit on land in Arizona and the balance will be used for corporate purposes.

Other MD&A Requirements

Additional information relating to the Company is available on Sedar at www.sedar.com.

Additional Disclosure for Venture Issuers Without Significant Revenue

Comparative Consolidated Statement of Operations

Three Months	Nine Months
Ended October 31 Ended October 31
2005 2004 2005	2004
Expenses

Automobile 8,922 19,893 34,228 52,377

Bank charges 94 - 689 -

Bonuses 1,350,000 - 1,350,000 -

Communications (29,481) 4,023 95,625 97,364

Consulting 206,307 164,669 613,676 422,402

Depreciation 16,996 9,849 35,625 23,964

Interest 43,716 2,241 81,092 4,454

Management fees 59,501 32,200 113,000 87,100

Office 11,586 4,885 42,754 36,613

Professional fees 21,545 53,875 158,147 227,791

Project costs - 100,963 - 174,199

Promotion 49,772 35,078 65,713 81,817

Regulatory fees 19,407 6,925 43,819 19,964

Rent 15,423 5,307 53,166 16,157

Secretarial 14,500 7,535 30,507 25,662

Stock based compensation 141,750 292,711 391,250 773,145

Telephone 7,015 6,039 25,403 24,532

Travel 19,032 55,154 142,498 132,837

1,956,085 801,347 3,277,191 2,200,378

Loss for the period (1,956,085) (801,347) (3,277,191) (2,200,378)

Deficit, beginning of period (8,529,816) (5,804,533) (7,208,710) (4,405,502)

Deficit, end of period (10,485,901) (6,605,880) (10,485,901) (6,605,880)

Loss per share (0.12) (0.06) (0.20) (0.16)

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

			Shares	Amount
	Balance, July 31, 2005		16,467,373	10,621,572
	Exercise of warrants at $1.60		175,000	280,000
	Private placement at $1.50		666,667	1,000,000
	Issue of shares to pay bonuses		182,930	300,000

			17,491,970	12,201,572

Summary of Options Granted During the Period
Name of	Date Option	Total	Expiry
Optionee	Granted	Number	Date	Price

James Henning	September 6, 2005	250,000	September 6, 2010	$1.33

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities as at the End of the Reporting Period:

Description of the Authorized Capital

Authorized Capital:	100,000,000 common shares without par value

Issued and Outstanding:	17,491,970 common shares

Number and Recorded Value for Shares Issued and Outstanding

At October 31, 2005, the Company had 17,491,970 shares outstanding having a paid up value of $0.70 per share ($12,201,572).

Description of Options, Warrants and Convertible Securities Outstanding

Number of	Exercise	Expiry
Warrants	Price	Date
215,333 4.00 January 28, 2006

21,000 4.00 February 4, 2006

315,500 2.10 September 3, 2006

15,000 2.10 August 16, 2006

116,661 1.80 December 13, 2005

2.10 December 13, 2006

122,000 1.03 March 1, 2 007

540,853 1.03 March 7, 2007

500,000 1.03 March 31, 2007

415,000 1.80 June 15, 2006

2.10 June 15, 2007

1,000,000 1.60 October 24, 2007

3,261,347

	Weighted Average
	Shares	Exercise Price
Options granted at January 31, 2003	1,120,000	0.83
Granted	750,000	2.23
Exercised	(57,500)	0.22
Options outstanding at January 31, 2004	1,812,500	1.57
Granted	350,000	1.45
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	1,955,000	1.55
Granted	100,000	1.43
Exercised	(55,000)	0.20
Outstanding at April 30, 2005	2,000,000	1.58
Granted	250,000	1.50
Exercised	(30,000)	0.22
Outstanding at July 31, 2005	2,220,000	1.59
Granted	250,000	1.33

Outstanding at October 31, 2005	2,470,000	1.56

Total Number of Shares in Escrow or Subject to a Pooling Agreement

871,953 common shares are held in escrow as follows:

750,000 common shares are held in escrow pursuant to an escrow agreement dated April 29, 1999.

121,953 common shares are held in escrow pursuant to an escrow agreement dated October 11, 2005 between the Company, Pacific Corporate Trust Company, Jeffrey J. Ciachurski and J. Michael Boyd.

As at the date of this Report, the Company was in good standing under all corporate and securities laws by which it is governed.